Prudential Annuities Distributors, Inc.
Statement of Financial Condition
December 31, 2015

(dollars in thousands)

Assets

Cash and cash equivalents	$	77,306
Distribution and service fees receivable		3,663
Advanced commissions receivable		1,641
Prepaid expenses and other assets		519
Federal deferred tax receivable from Parent		653
State income tax receivable from Parent		9
Total assets	$	83,791

Liabilities and Stockholder's Equity

Liabilities

Payable to affiliates	$	30,309
Federal income taxes payable to Parent		7,598
Accounts payable and other accrued liabilities		769
Total liabilities		38,676

Commitments and contingent liabilities (see Note 6)

Stockholder's Equity

Common stock ($1 par value, 1,000 shares authorized, issued and outstanding)	1
Additional paid-in capital	8,995
Retained earnings	36,119
Total stockholder's equity	45,115
Total liabilities and stockholder's equity	$ 83,791

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL